Exhibit 99.1

ON TRACK TO REACH THE TOP END OF THE FULL YEAR GUIDANCE ON ALL METRICS

•Total shipments of 2,313 units, down by 161 units versus prior year, driven by production cadence
•Net revenues of Euro 888 million, decreased by 3.0% with core business revenues up 2.6% driven by the deliveries of the Ferrari Monza SP1 and SP2
•EBITDA(1) of Euro 330 million, up 6.4% versus prior year, with an EBITDA margin of 37.2%, up 330 basis points due to favorable mix / price and cost containment measures
•EBIT of Euro 222 million essentially in line with prior year, with an EBIT margin of 25.0%
•Positive Industrial free cash flow(1) generation of Euro 77 million

For the three months ended				(In Euro million,	For the nine months ended
September 30,				unless otherwise stated)	September 30,
2020	2019	Change			2020	2019	Change
2,313	2,474	(161)	(7%)	Shipments (in units)	6,440	7,755	(1,315)	(17%)
888	915	(27)	(3%)	Net revenues	2,391	2,839	(448)	(16%)
330	311	19	6%	EBITDA(1) / Adj. EBITDA(1)	771	936	(165)	(18%)
37.2%	33.9%	330 bps		EBITDA(1) / Adj. EBITDA(1) margin	32.3%	33.0%	(70 bps)
222	227	(5)	(2%)	EBIT / Adj. EBIT(1)	465	698	(233)	(33%)
25.0%	24.8%	20 bps		EBIT / Adj. EBIT(1) margin	19.5%	24.6%	(510 bps)
171	169	2	1%	Net profit / Adj. net profit(1)	346	533	(187)	(35%)
0.92	0.90	0.02	2%	Basic / Adj. basic EPS(1) (in Euro)	1.87	2.82	(0.95)	(34%)
0.92	0.90	0.02	2%	Diluted / Adj. diluted EPS(1) (in Euro)	1.86	2.81	(0.95)	(34%)

2020 Guidance revised to the top end of the August 3rd guidance subject to trading conditions unaffected by further Covid-19 pandemic restrictions:

(€B, unless otherwise stated)	2019A	AUGUST 3rd 2020 GUIDANCE	2020 GUIDANCE
NET REVENUES	3.8	>3.4	>3.4
ADJ. EBITDA (margin %)	1.27 33.7%	1.075-1.125 31%-32.5%	~1.125 ~32.5%
ADJ. EBIT (margin %)	0.92 24.4%	0.65-0.70 18.5%-20%	~0.70 ~20%
ADJ. DILUTED EPS (€)	3.71	2.6-2.8(2)	~2.8(2)
INDUSTRIAL FCF	0.7	0.10-0.15	~0.15

1	Refer to specific note on non-GAAP financial measures
2	Calculated using the weighted average diluted number of common shares as of June 30, 2020 (185,460 thousand)

Maranello (Italy), November 3, 2020 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(3) for the third quarter and nine months ended September 30, 2020.

Shipments(4)(5)

For the three months ended				Shipments	For the nine months ended
September 30,				(units)	September 30,
2020	2019	Change			2020	2019	Change
1,288	1,143	145	13%	EMEA	3,510	3,547	(37)	(1%)
504	772	(268)	(35%)	Americas	1,635	2,295	(660)	(29%)
119	159	(40)	(25%)	Mainland China, Hong Kong and Taiwan	181	776	(595)	(77%)
402	400	2	0%	Rest of APAC	1,114	1,137	(23)	(2%)
2,313	2,474	(161)	(7%)	Total Shipments	6,440	7,755	(1,315)	(17%)

Shipments totaled     2,313 units in the third quarter of 2020, down 161 units or 6.5% versus prior year, driven by the cadence of the Company’s full year production plan, which projects a recovery of 500 units out of the 2,000 lost following the seven-week production suspension due to the Covid-19 pandemic. Sales of 8 cylinder models (V8) were down 12.8% while the 12 cylinder models (V12) increased by 15.4%. The F8 Spider and the 812 GTS are in the ramp up phase reaching mainly EMEA, gradually offsetting the 488 Pista family and the Ferrari Portofino which have essentially reached the end of their lifecycle. The Ferrari Monza SP1 and SP2 continue to be delivered as originally scheduled. Deliveries of the SF90 Stradale and the Ferrari Roma are on track to start in Q4 2020.
Quarterly shipments were affected by the deliberate geographic allocations driven by the phase-in pace of individual models. As a result, EMEA(5) increased by 12.7%, Americas(5) was down by 34.7%, Mainland China, Hong Kong and Taiwan posted a decrease of 25.2%, while Rest of APAC(5) was in line with prior year.

3
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

4	Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars
5
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change at					Change at
2020	2019		constant		2020	2019		constant
			currency					currency
727	708	3%	2%	Cars and spare parts(6)	1,965	2,209	(11%)	(12%)
44	46	(4%)	(4%)	Engines(7)	97	157	(38%)	(38%)
93	135	(31%)	(32%)	Sponsorship, commercial and brand(8)	265	394	(33%)	(33%)
24	26	(8%)	(4%)	Other(9)	64	79	(20%)	(19%)
888	915	(3%)	(3%)	Total Net Revenues	2,391	2,839	(16%)	(17%)

Net revenues for the third quarter of 2020 were Euro 888 million, down 3.2% at constant currency(1). The growth of revenues in Cars and spare parts(6) to Euro 727 million (up 2.6% or 2.4% at constant currency(1)) reflected the positive mix thanks to the Ferrari Monza SP1 and SP2, partially offset by lower volume mostly due to the phase-out of the 488 Pista family, which also implies a lower contribution from personalizations, as well as the Ferrari Portofino reaching the end of its lifecycle. Engines(7) revenues (Euro 44 million, down 4.4% also at constant currency(1)) were substantially in line with prior year. Sponsorship, commercial and brand(8) revenues (Euro 93 million, down 30.9% or 31.8% at constant currency(1)) were significantly impacted by the Covid-19 pandemic resulting in a reduced number of Formula 1 races and corresponding lower revenue accrual – albeit improved in the quarter based on updated estimates – as well as reduced in-store traffic and museum visitors.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a minor positive impact of Euro 2 million (mainly USD).

6	Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on cars, as well as sales of spare parts
7	Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8
Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

9	Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change at					Change at
2020	2019		constant		2020	2019		constant
			currency(1)					currency(1)
330	311	6%	5%	EBITDA(1)	771	936	(18%)	(20%)
222	227	(2%)	(4%)	EBIT	465	698	(33%)	(36%)

Q3 2020 EBITDA(1) grew by 6.4% or 4.7% at constant currency(1) versus prior year, reaching Euro 330 million with an EBITDA margin(1) of 37.2%, up 330 basis points versus prior year.
Q3 2020 EBIT was Euro 222 million, essentially in line with prior year (-2.1% or -4.1% at constant currency(1)). Volumes had a negative impact (Euro 19 million), while the Mix / price variance (Euro 46 million) performance was positive thanks to the Ferrari Monza SP1 and SP2, partially offset by the lower contribution from personalization programs due to the decrease of shipments and the gradual phase-out of the 488 Pista family. Industrial costs / research and development costs decreased (Euro 5 million) due to spending cadence in Formula 1 racing activities, partially compensated by higher depreciation and amortization of fixed assets. SG&A decreased (Euro 18 million) reflecting fewer marketing initiatives, as well as cost containment actions. Other decreased (Euro 60 million) due to the Covid-19 impact on the Formula 1 racing calendar, as well as lower traffic for brand-related activities.

Financial charges in the quarter stood at Euro 14 million versus Euro 16 million for the prior year, which reflected the impact of the early refinancing of a portion of debt.

The tax rate in the quarter was 18%, mainly attributable to the benefit of the Patent Box, deductions for eligible research and development costs and the hyper and super-depreciation of fixed assets in accordance with current tax regulations in Italy.

As a result of the items described above, the Net Profit for the period was Euro 171 million, reflecting a slight increase versus prior year, and the Diluted earnings(1) per share for the quarter reached Euro 92 cents, compared to Euro 90 cents in the corresponding prior year period.

Industrial free cash flow(1) for the quarter was Euro 77 million, driven by the growth in EBITDA(1), partially offset by capital expenditures(10) of Euro 158 million and an adverse working capital impact due primarily to higher raw material and component inventories as well as the reversal of the Ferrari Monza SP1 and SP2 advances received in 2019.

Net Industrial Debt(1) as of September 30, 2020, was Euro 715 million, compared to Euro 776 million as of June 30, 2020. Lease liabilities per IFRS 16 as of September 30, 2020, were Euro 68 million.

As of September 30, 2020, total available liquidity was Euro 1,879 million (Euro 1,812 million as of June 30, 2020), including undrawn committed credit lines of Euro 700 million.

2020 Guidance revised to the top end of the August 3rd guidance subject to trading conditions unaffected by further Covid-19 pandemic restrictions:

(€B, unless otherwise stated)	2019A	AUGUST 3rd 2020 GUIDANCE	2020 GUIDANCE
NET REVENUES	3.8	>3.4	>3.4
ADJ. EBITDA (margin %)	1.27 33.7%	1.075-1.125 31%-32.5%	~1.125 ~32.5%
ADJ. EBIT (margin %)	0.92 24.4%	0.65-0.70 18.5%-20%	~0.70 ~20%
ADJ. DILUTED EPS (€)	3.71	2.6-2.8(2)	~2.8(2)
INDUSTRIAL FCF	0.7	0.10-0.15	~0.15

10	Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

Third quarter 2020 highlights

Ferrari signs the 2021-2025 Concorde Agreement
On August 18, 2020, Ferrari S.p.A. signed the two agreements that will govern the Scuderia’s participation in the FIA Formula One World Championship over the five year period from 2021 to 2025. The agreements, which were signed with the Fédération Internationale de l’Automobile and Formula One World Championship Ltd. (“Formula One”), cover the regulatory and governance aspects of the highest level motorsport series. The commercial aspects are defined in the agreement between Ferrari and Formula One.

The Ferrari Monza SP1 wins the 2020 Compasso d’Oro
On September 9, 2020, the Ferrari Monza SP1 won the prestigious Compasso d’Oro (Golden Compass), one of the most sought-after awards in the industrial design world. The ADI (the Association for Industrial Design) Compasso d’Oro is the oldest and most authoritative international industrial design prize. Just 11 cars have ever received the Compasso d’Oro in its long history, of which three are Ferraris: the F12berlinetta in 2014, the FXX K in 2016 and now the Ferrari Monza SP1. The jury chose the Monza SP1 because of “its ability to project itself into the future and draw on the legacy of memory without ever feeling vintage”.

Ferrari Portofino M unveiling: a voyage of rediscovery
On September 16, 2020, the Ferrari Portofino M, the evolution of the Ferrari Portofino was unveiled. For the first time ever in Maranello marque’s 70-year-plus history, the new car’s premiere took place entirely online. The Portofino M is the first Ferrari to be presented in the wake of the company’s temporary closure due to the Covid-19 crisis, making it the symbol of a voyage of rediscovery. It is the (re)starting point for Prancing Horse’s pursuit of innovation whilst fully respecting its heritage, passion and constant search for perfection. New technical innovations comprise a redesigned powertrain, a brand-new eight-speed gearbox and the five-position Manettino that includes a Race mode, an absolute first for a Maranello GT spider.

Ferrari Omologata: a new one-off creation
On September 25, 2020, Ferrari announced the premiere of the 10th one-off crafted over a V12 platform. With its Rosso Magma finish and sophisticated racing livery, the Ferrari Omologata is a clear descendent of Ferrari’s great tradition spanning seven decades of history.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2020 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations (both financial and technical) progressively coming into effect from 2021 and 2022, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in growth and emerging market countries; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of the evolution of and response to the Covid-19 pandemic; the effects of Brexit; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems, including the Group’s ability to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2020	2019		2020	2019
167	145	Capital expenditures	490	453
79	77	of which capitalized development costs(11) (A)	222	228
111	129	Research and development costs expensed (B)	373	423
190	206	Total research and development (A+B)	595	651
47	33	Amortization of capitalized development costs (C)	132	94
158	162	Research and development costs as recognized in the consolidated income statement (B+C)	505	517

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

11	Capitalized as intangible assets

Total Net Revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2020 at			2020 at
2020	constant		2020	constant
	currency			currency
727	731	Cars and spare parts	1,965	1,957
44	44	Engines	97	97
93	93	Sponsorship, commercial and brand	265	265
24	25	Other	64	64
888	893	Total Net Revenues	2,391	2,383

For the three months ended	(Euro million)	For the nine months ended
September 30,		September 30,
2020		2020
222	EBIT	465
222	Adjusted EBIT	465
(2)	Currency (including hedges)	9
224	EBIT at constant currency	456
224	Adjusted EBIT at constant currency	456

For the three months ended	(Euro million)	For the nine months ended
September 30,		September 30,
2020		2020
330	EBITDA	771
330	Adjusted EBITDA	771
(2)	Currency (including hedges)	9
332	EBITDA at constant currency	762
332	Adjusted EBITDA at constant currency	762

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2020	2019	Change		2020	2019	Change
171	169	2	Net profit	346	533	(187)
37	42	(5)	Income tax expense	81	133	(52)
14	16	(2)	Net financial expenses	38	32	6
108	84	24	Amortization and depreciation	306	238	68
330	311	19	EBITDA	771	936	(165)

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2020	2019	Change		2020	2019	Change
330	311	19	EBITDA	771	936	(165)
-	-	-	Adjustments	-	-	-
330	311	19	Adjusted EBITDA	771	936	(165)

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2020	2019	Change		2020	2019	Change
222	227	(5)	EBIT	465	698	(233)
-	-	-	Adjustments	-	-	-
222	227	(5)	Adjusted EBIT	465	698	(233)

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2020	2019	Change		2020	2019	Change
171	169	2	Net profit	346	533	(187)
-	-	-	Adjustments	-	-	-
171	169	2	Adjusted net profit	346	533	(187)

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the nine months ended
September 30,				September 30,
2020	2019	Change		2020	2019	Change
0.92	0.90	0.02	Basic EPS	1.87	2.82	(0.95)
-	-	-	Adjustments	-	-	-
0.92	0.90	0.02	Adjusted basic EPS	1.87	2.82	(0.95)
0.92	0.90	0.02	Diluted EPS	1.86	2.81	(0.95)
-	-	-	Adjustments	-	-	-
0.92	0.90	0.02	Adjusted diluted EPS	1.86	2.81	(0.95)

Basic and diluted EPS(12)

For the three months ended			(Euro million, unless otherwise stated)	For the nine months ended
September 30,				September 30,
2020	2019	Change		2020	2019	Change
171	168	3	Net profit attributable to the owners of the Company	346	529	(183)
184,748	186,504		Weighted average number of common shares (thousand)	184,825	187,196
0.92	0.90	0.02	Basic EPS (in Euro)	1.87	2.82	(0.95)
185,344	187,302		Weighted average number of common shares for diluted earnings per common share (thousand)	185,422	187,994
0.92	0.90	0.02	Diluted EPS (in Euro)	1.86	2.81	(0.95)

12
For the three and nine months ended September 30, 2020 and 2019 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Sept. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019
Debt	(2,741)	(2,757)	(2,141)	(2,090)
of which leased liabilities as per IFRS 16 (simplified approach)	68	68	72	60
Cash and cash equivalents	1,179	1,112	880	898
Net Debt	(1,562)	(1,645)	(1,261)	(1,192)
Net Debt of Financial Services Activities	(847)	(869)	(860)	(855)
Net Industrial Debt	(715)	(776)	(401)	(337)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 - Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the three and nine months ended September 30, 2019 would result in an immaterial difference compared to the figures presented below. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three and nine months ended September 30, 2020 and 2019.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2020	2019		2020	2019
218	266	Cash flow from operating activities	428	949
(158)	(145)	Investments in property, plant and equipment and intangible assets(10)	(465)	(453)
60	121	Free Cash Flow	(37)	496
(17)	(17)	Free Cash Flow from Financial Services Activities	(29)	(63)
77	138	Free Cash Flow from Industrial Activities(13)	(8)	559

13	Free cash flow from industrial activities for the three and nine months ended September 30, 2020 includes approx. Euro 1 million related to withholding taxes, which are expected to be paid

On November 3, 2020, at 3.00 p.m. CET, management will hold a conference call to present the Q3 2020 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number:
64060977